UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b)

(AMENDMENT NO. 2)*

Evolving Gold Corp.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

30050D107

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule

pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

CUSIP No. 693320202

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,959,309

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,959,309

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,959,309

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693320202

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Select, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

478,139

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

478,139

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

478,139

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693320202

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

35,573

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

35,573

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,573

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 0.1%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693320202

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,257,431

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,257,431

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,257,431

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693320202

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Select Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,265,363

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,265,363

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,265,363

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693320202

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

139,623

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

139,623

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

139,623

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693320202

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,641,501

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,641,501

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,641,501

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693320202

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,641,501

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,641,501

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,641,501

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693320202

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,473,021

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,473,021

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,473,021

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 693320202

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

8,641,501

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

8,641,501

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,641,501

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock (the “Common Stock”) of Evolving Gold Corp. (the “Issuer”) beneficially owned by the Reporting Persons identified below as of December 31, 2008, and amends and supplements the Schedule 13G originally filed on May 22, 2008, as previously amended (collectively, the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

ITEM 2(a).	NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Luxor Capital Partners, LP, a Delaware limited partnership (the “Onshore Fund”).
•	LCG Select, LLC, a Delaware limited liability company (the “Select Onshore Fund”).
•	Luxor Spectrum, LLC, a Delaware limited liability company (the “Spectrum Onshore Fund”);
•	Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the “Offshore Fund”).
•	LCG Select Offshore, Ltd., a Cayman Islands exempted company (the “Select Offshore Fund”).
•	Luxor Spectrum Offshore, Ltd., a Cayman Islands exempted company (the “Spectrum Offshore Fund”).
•	Luxor Capital Group, LP, a Delaware limited partnership (“Luxor Capital Group”).
•	Luxor Management, LLC, a Delaware limited liability company (“Luxor Management”).
•	LCG Holdings, LLC, a Delaware limited liability company (“LCG Holdings”).
•	Christian Leone, a United States Citizen (“Mr. Leone”).
ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

(i) The Onshore Fund beneficially owns 1,959,309 shares of Common Stock, consisting of: (a) 1,606,763 shares of Common Stock and (b) warrants of the Issuer (“Warrants”) exercisable for 352,546 shares of Common Stock.

(ii) The Select Onshore Fund beneficially owns 478,139 shares of Common Stock, consisting of: (a) 382,147 shares of Common Stock and (b) Warrants exercisable for 95,992 shares of Common Stock.

(iii) The Spectrum Onshore Fund owns 35,573 shares of Common Stock.

(iv) The Offshore Fund beneficially owns 3,257,431 shares of Common Stock, consisting of: (a) 2,751,397 shares of Common Stock and (b) Warrants exercisable for 506,034 shares of Common Stock.

(v) The Select Offshore Fund beneficially owns 2,265,363 shares of Common Stock, consisting of: (a) 1,799,573 shares of Common Stock and (b) Warrants exercisable for 465,790 shares of Common Stock.

(vi) The Spectrum Offshore Fund owns 139,623 shares of Common Stock.

(vii) Luxor Capital Group, as the investment manager of the Onshore Fund, the Select Onshore Fund, the Offshore Fund and the Select Offshore Fund, may be deemed to beneficially own the 8,135,438 shares of Common Stock beneficially owned by them, and an additional 506,063 shares of Common Stock held in accounts that it separately manages (such 506,063 shares of Common Stock consisting of 446,424 shares of Common Stock and Warrants exercisable for 59,639 shares of Common Stock).

(viii) Luxor Management and Mr. Leone may each be deemed to be the beneficial owners of the shares of Common Stock beneficially owned by Luxor Capital Group.

(ix) LCG Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the Onshore Fund and the Select Onshore Fund.

(x) Mr. Leone may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by LCG Holdings.

(xi) Collectively, the Reporting Persons beneficially own 8,641,501 shares of Common Stock.

(b)	Percent of Class:

(i) The Onshore Fund’s beneficial ownership of 1,959,309 shares of Common Stock represents 2.4% of all of the outstanding shares of Common Stock based on the 79,948,727 shares of Common Stock outstanding as of December 3, 2008 as described on the Issuer’s company website on February 15, 2009.

(ii) The Select Onshore Fund’s beneficial ownership of 478,139 shares of Common Stock represents 0.6% of all of the outstanding shares of Common Stock.

(iii) The Spectrum Onshore Fund’s beneficial ownership of 35,573 shares of Common Stock represents less than 0.1% of all of the outstanding shares of Common Stock.

(iv) The Offshore Fund’s beneficial ownership of 3,257,431 shares of Common Stock represents 4.0% of all of the outstanding shares of Common Stock.

(v) The Select Offshore Fund’s beneficial ownership of 2,265,363 shares of Common Stock represents 2.8% of all of the outstanding shares of Common Stock.

(vi) The Spectrum Offshore Fund’s beneficial ownership of 139,623 shares of Common Stock represents 0.2% of all of the outstanding shares of Common Stock.

(vii) LCG Holdings’ beneficial ownership of the 2,473,021 shares of Common Stock represents 3.1% of all of the outstanding shares of Common Stock.

(viii) Luxor Capital Group’s, Luxor Management’s and Mr. Leone’s beneficial ownership of 8,641,501 shares of Common Stock represents 10.6% of all of the outstanding shares of Common Stock.

(ix) Collectively, the Reporting Persons’ beneficial ownership of 8,641,501 shares of Common Stock represents 10.6% of all of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote of Common Stock:

Not applicable.

(ii)	Shared power to vote or to direct the vote of Common Stock:

The Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 1,959,309 shares of Common Stock held by the Onshore Fund.

The Select Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 478,139 shares of Common Stock held by the Select Onshore Fund.

The Spectrum Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 35,573 shares of Common Stock held by the Spectrum Onshore Fund.

The Offshore Fund, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 3,257,431 shares of Common Stock held by the Offshore Fund.

The Select Offshore Fund, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 2,265,363 shares of Common Stock held by the Select Offshore Fund.

The Spectrum Offshore Fund, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 139,623 shares of Common Stock held by the Spectrum Offshore Fund.

Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 506,063 shares of Common Stock beneficially owned by Luxor Capital Group through the separate accounts it manages.

(iii)	Sole power to dispose or to direct the disposition of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of Common Stock:

The Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 1,959,309 shares of Common Stock held by the Onshore Fund.

The Select Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 478,139 shares of Common Stock held by the Select Onshore Fund.

The Spectrum Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 35,573 shares of Common Stock held by the Spectrum Onshore Fund.

The Offshore Fund, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 3,257,431 shares of Common Stock held by the Offshore Fund.

The Select Offshore Fund, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 2,265,363 shares of Common Stock held by the Select Offshore Fund.

The Spectrum Offshore Fund, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 139,623 shares of Common Stock held by the Spectrum Offshore Fund.

Luxor Capital Group, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 506,063 shares of Common Stock beneficially owned by Luxor Capital Group through the separate accounts it manages.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:	February 17, 2009

LUXOR CAPITAL PARTNERS, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LCG SELECT, LLC
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR SPECTRUM, LLC
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LCG SELECT OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR SPECTRUM OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR CAPITAL GROUP, LP.
By: Luxor Management, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LCG HOLDINGS, LLC

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR MANAGEMENT, LLC

By: /s/ Norris Nissim
Norris Nissim, General Counsel

/s/ Elena Cimador
Elena Cimador, as Attorney-in-Fact for Christian Leone

EXHIBIT C

POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints each of Adam Miller and Elena Cimador as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of January 20, 2006.

/s/ Christian Leone

Christian Leone

ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF NEW YORK	)

: ss.:

COUNTY OF NEW YORK)

On January 20, 2006, before me, the undersigned personally appeared, Christian Leone, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/  Michael J. Sadler

Notary Public

[Notary Stamp and Seal]